UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

YATRA ONLINE, INC.

(Name of Subject Company (Issuer))

YATRA ONLINE, INC.

(Name of Filing Persons (Issuer))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

G98338109
(CUSIP Number of Class of Securities)

Dhruv Shringi
Chief Executive Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana, India
(+91 124) 459 1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Jocelyn M. Arel, Esq.

Michael R. Patrone, Esq.
Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,455,314.12	$318.70

(1)         The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Yatra Online, Inc. (the “Company”) is offering holders of a total of 17,537,958 warrants issued by the Company and outstanding as of January 16, 2020 the opportunity to exchange such warrants for Ordinary Shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”) for 0.075 of an Ordinary Share in exchange for each warrant). The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on the Nasdaq Capital Market on January 15, 2020, which was $0.14.

(2)         The amount of the filing fee assumes that 17,537,958 warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the transaction value.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Yatra Online, Inc. (the “Company,” “us” or “we”), a Cayman Islands corporation. This Schedule TO relates to an offer by the Company to its warrant holders, as described below, to receive 0.075 of an Ordinary Share, par value $0.0001 per share, of the Company in exchange for each Warrant (as defined below) of the Company tendered and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated    , 2020 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B). Subject to the terms and conditions to the Offer set forth in the Prospectus/Offer to Exchange, the Company will exchange up to 17,537,958 Warrants  for an aggregate of 1,315,347 Ordinary Shares. If more than 17,537,958 Warrants are validly tendered for exchange and not withdrawn, the Company will accept for exchange up to 17,537,958 Warrants on a pro rata basis among the tendering Warrant holders.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Public Warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of July 16, 2014, as amended by that certain Assignment, Assumption and Amendment Agreement, dated December 16, 2016, by and between the Company, Terrapin 3 Acquisition Corporation (n/k/a Yatra USA Corp., or “Terrapin”) and Continental Stock Transfer & Trust Company (as amended, the “Warrant Agreement”) that governs all of the Warrants to modify the terms of the Warrants such that the Warrants may be exchanged, at the Company’s discretion, for Ordinary Shares without payment by the holder of the exercise price. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Public Warrants is required to approve the Warrant Amendment. Therefore, one of the conditions to (i) the adoption of the Consent Solicitation and (ii), pursuant to the terms of the Offer, Yatra’s obligation to accept for exchange, and to exchange Warrants for Ordinary Shares in the Offer, is the receipt of the consent of holders of at least 65% of the outstanding Public Warrants. Holders of Public Warrants may not tender their Public Warrants without consenting to the Warrant Amendment.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)         Name and Address. The name of the issuer is Yatra Online, Inc. The Company’s principal executive offices are located Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India, and its telephone number at such offices is (+91 124) 4591700.

(b)         Securities. The subject securities include:

(i)             publicly traded warrants to purchase Ordinary Shares that were issued in connection with our business combination between us and Terrapin completed on December 16, 2016 (the “Business Combination”), which entitle such warrant holders to purchase one-half of one Ordinary Share for a purchase price of one-half of $11.50, subject to adjustments, referred to as the “Public Warrants,” and

(ii)          privately issued warrants to purchase Ordinary Shares that were issued to certain of our sponsors as consideration in connection with the consummation of our Business Combination based on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), referred to as the “Private Warrants.” The Private Warrants entitle the holders to purchase one-half of one Ordinary Share for a purchase price of one-half of $11.50, subject to adjustments. The terms of the Private Warrants are identical to the Public Warrants, except that such Private Warrants are exercisable for cash (even if a registration statement covering the shares of Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis and are not redeemable by us, in each case so long as they are still held by certain of our sponsors or a permitted transferee.

The Public Warrants and the Private Warrants are referred to collectively as the “Warrants.” As of January 16, 2020, there were an aggregate of 21,622,679 Public Warrants and 13,052,321 Private Warrants outstanding.

(c)          Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Our Ordinary Shares, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)         Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of January 16, 2020 are listed in the table below.

Name	Position
Dhruv Shringi	Chief Executive Officer and Director
Murlidhara Lakshmikantha Kadaba	Director
Neelam Dhawan	Director
Sanjay Arora	Director
Sean Aggarwal	Director
Sudhir Kumar Sethi	Director
Manish Amin	Chief Information and Technology Officer

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)         Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)         Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)         Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Transactions and Agreements Concerning Our Securities” and “Description of Capital Stock” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)         Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)         Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)          Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer and Consent Solicitation” and “Description of Capital Stock,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq Capital Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s memorandum and articles of association or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)         Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Source and Amount of Funds” is incorporated herein by reference.

(b)         Conditions. Not applicable.

(c)          Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)         Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b)         Securities Transactions. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Transactions and Agreements Concerning Our Securities - Securities Transactions,” is incorporated by reference herein. Neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s Warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)         Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)         Financial Information. The financial information included as Item 8 in the Company’s Annual Report on Form 20-F, filed with the SEC on July 31, 2019, as well as the financial information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary - Summary Financial Data” is incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)         Pro Forma Information. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Selected Unaudited Pro Forma Consolidated Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated by reference herein.

Item 11. Additional Information.

(a)         Agreements, Regulatory Requirements and Legal Proceedings.

(1)         The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(2)         The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3)         Not applicable.

(4)         Not applicable.

(5)         None.

(6)         Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange that is included in the Registration Statement on Form F-4 filed by the Company with the SEC on January , 2020.

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on January 17, 2020).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by the Company with the SEC on January 17, 2020).

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by the Company with the SEC on January 17, 2020).

(a)(1)(E)

Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by the Company with the SEC on January 17, 2020).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(b)	Not applicable

(d)(i)

Memorandum and Articles of Association of the Registrant as in effect prior to this offering (incorporated by reference to Exhibit D to Annex A to the Registrant’s Form F 4/A filed on November 15, 2016).

(d)(ii)

Warrant Agreement, dated July 16, 2014, between Terrapin 3 Acquisition Corporation (n/k/a Yatra USA Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant’s Form F-1/A filed on February 9, 2017).

(d)(iii)

Assignment, Assumption and Amendment Agreement, dated December 16, 2016, among the Registrant, Terrapin 3 Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Registrant’s Form F-1/A filed on February 9, 2017).

(d)(iv)	Form of Subscription Agreement between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Form F-4/A filed on November 21, 2016).

(d)(v)	2006 Share Plan of the Registrant, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant’s Form F-4/A filed on November 21, 2016).

(d)(vi)

Subscriber Agreement between Yatra Online Private Limited and InterGlobe Technologies Inc., dated December 29, 2015 (incorporated by reference to Exhibit 10.4 to the Registrant’s Form F-4/A filed on November 15, 2016).

(d)(vii)

Amended and Restated Business Combination Agreement among the Registrant, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registrant’s Form F-4/A filed on November 21, 2016).

(d)(viii)

Letter Agreement, dated September 27, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant’s Form F-4/A filed on November 15, 2016).

(d)(ix)

Repurchase Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, E-18 Limited, Capital18 Fincap Private Limited, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Norwest Venture Partners IX, LP, Norwest Venture Partners X,

 LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP and Vertex Asia Fund Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant’s Form F-4/A filed on November 21, 2016).

(d)(x)

Support Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Form F-4/A filed on November 21, 2016).

(d)(xi)

Share Subscription Cum Shareholders Agreement, dated April 29, 2015, among Yatra Online Private Limited, IL & FS Trust Company Limited acting as trustee for Pandara Trust Scheme I, Capital18 Fincap Private Limited and Yatra Online, Inc., a Cayman Islands exempted company limited by shares (incorporated by reference to Exhibit 10.20 to the Registrant’s Form F-4/A filed on November 21, 2016).

(d)(xii)

Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

(d)(xiii)

Letter Agreement, dated as of December 15, 2016, by and among the Registrant, Dhruv Shringi, Manish Amin, Harshal Shah, Haresh Chawla, Wortal, Inc., Norwest Venture Partners X, LP, Norwest Venture Partners IX, LP, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, IDG Ventures India Fund II LLC, Reliance Capital Limited, E-18 Limited, Intel Capital Corporation, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Capital18 Fincap Private Limited, Pandara Trust Scheme I, and Macquarie Corporate Holdings Pty Limited (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2018).

(d)(xiv)

Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

(d)(xv)

Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

(d)(xvi)	2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Form S-8 filed on June 5, 2017).

(d)(xvii)

Working Capital Facility Agreement, dated June 22, 2017, between Yatra Online Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.24 to the Registrant’s Form F-3 filed on May 3, 2018).

(d)(xviii)

Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra Online Private Limited (incorporated by reference to Exhibit 99.2 to the Registrant’s Foreign Report on Form 6-K filed on January 31, 2019).

(d)(xix)

Non Convertible Debenture Subscription Agreement dated January 11, 2019 between Bennett, Coleman and Company Limited, Yatra Online Private Limited and Yatra Online, Inc. (incorporated by reference to Exhibit 99.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on January 31, 2019).

(d)(xx)

Credit Arrangement Letter, dated August 14, 2018, between Air Travel Bureau Limited (n/k/a Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).

(d)(xxi)

Facility Agreement, dated August 16, 2018, between Air Travel Bureau Limited (n/k/a Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).

(d)(xxii)

Renewal Credit Arrangement Letter, dated May 28, 2019, between Air Travel Bureau Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).

(d)(xxiii)

Amendatory Credit Arrangement Letter, dated April 16, 2019, between Yatra Online Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).

(d)(xxiv)

Supplemental and Amendatory Agreement to the Facility Agreement, dated June 7, 2019, between Air Travel Bureau Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).

(d)(xxv)

Global Agreement, dated July 1, 2017, between Yatra Online Private Limited and Amadeus IT Group, S.A. (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).

(d)(xxvi)	Form of Warrant Amendment (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 filed by the Company with the SEC on January 17, 2020).

(g)	Not applicable

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YATRA ONLINE, INC.

By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer and Director

Dated: January 17, 2020